

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via E-mail
Gary Sekulski
Chief Executive Officer
Selway Capital Acquisition Corporation
66 Ford Road, Suite 230
Denville, NJ 07834

> **Re:** **Selway Capital Acquisition Corporation**
> **Current Report on Form 8-K**
> **Filed April 16, 2013**
> **File No. 000-54527**

Dear Mr. Sekulski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed April 16, 2013

Competitive Strengths, page 8

1. We note that you have a partnership with Argus, one of the largest adjudicators of drug claims in the U.S., to negotiate on your behalf and provide your members with access to approximately 95% of the pharmacies in the United States. Please revise your disclosure to provide the material terms of any agreement you have with Argus including, the parties' rights and obligations, payment provisions, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Existing Programs, page 9

2. We note that in early 2012, you executed your first agreement with a regional health benefits provider, whereby you created a privately labeled PBM product to sell to the provider's clients in New York and New Jersey. We also note your disclosure on page 27 that you signed up almost $9 million of annualized revenue from this partnership. Please revise your disclosure to identify the regional health benefits provider with which you have partnered and describe the private label PBM product, including how this product varies from your other products.

3. On page 21, you disclose that if your relationship with the regional health benefits provider for your private label PBM product ends, it would severely limit your growth. Accordingly, please disclose the material terms of any agreement you have with this provider, including the parties' rights and obligations, payment or profit sharing provisions, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations New Client Acquisition and Launch of Partnership with Healthcare Management Companies, page 27

4. You disclose here in and in other sections of the filing HCCA's annualized revenues. This measure appears to be a non-GAAP measure. Please revise your disclosure to balance this measure with HCCA's revenues under GAAP and a statement disclosing the reasons why management believes the disclosure of this non-GAAP financial measure provides useful information to investors regarding HCCA's financial condition and results of operations. Please refer to Rule 10(e) of Regulation S-K.

Adjusted EBITDA, page 30

5. You have labeled the DataRx pending litigation charges as "one-time" but these charges have been incurred in each of the last two years. Please explain to us why the elimination of these charges is appropriate under Rule 10(e)(1)(ii)(B) of Regulation S-K.

Critical Accounting Policies and Estimates, page 32

6. Your disclosure appears to duplicate the disclosure of your accounting policies in the notes to the financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the company's critical accounting measurements. Please revise your disclosure to meet the guidance in Release FR-72.

Description of Securities, page 43

7. We note that you have incorporated by reference this disclosure from your Form S-1
    (Registration No 333-172714), as amended. It does not appear that the incorporated
    disclosure is consistent with all other disclosures throughout your Form 8-K. Please
    revise your prior disclosure for your updated capitalization.

Accounting Treatment, page 47

8. Please revise your disclosure to describe the accounting treatment of the HCCA
    acquisition here and not cross reference to the disclosure in Exhibit 99.2

Exhibit 99.2
Unaudited Condensed Combined Pro Forma Financial Information

General

9. You disclose in the introductory section that the historical financial information has been
    adjusted to give effect to pro forma events that are related and/or directly attributable to
    the business combination. Please revise your disclosure to identify the specific events
    included in the pro forma presentation.

10. You disclose in the Form 8-K that you intend to commence a tender offer for all the
    outstanding Selway Series B shares within 30 days after the closing of the merger.
    Considering this tender offer has not commenced it appears to be a transaction
    contemplated by management after the acquisition. Please explain why it is appropriate to
    include additional columns in the pro forma financial statements for the tender offer.
    Also, please tell us if the tender offer is probable under Rule 11(a) of Regulation S-X.

Notes to the Unaudited Condensed Combined Pro Forma Financial Information

11. Please revise to disclose the accounting treatment of the merger with Healthcare Corp of
    America and your basis for this accounting treatment. For example, it is not clear if the
    acquisition is a reverse acquisition, reverse recapitalization or a forward business
    combination. Also, clearly disclose the percentage of voting equity interest acquired by
    HCCA shareholders in the Merger and how the acquisition will impact your historical
    financial statements going forward.

12. Regarding the percentage of ownership acquired by HCCA shareholders in the Merger,
    please provide us with a list of each issuance of Selway Series C common stock that
    reconciles to the total issued and outstanding shares of 9,368,494 disclosed in the Form 8-
    K. In your schedule identify the amounts issued and outstanding prior to the Merger,
    amounts related to the Merger and amounts related to other transactions.

13. Please revise your notes to the unaudited pro forma condensed financial statements such that the disclosures are sufficiently detailed to understand your basis for each adjustment and how each adjustment was computed. For example:

- It is not clear how the amounts disclosed in Notes 1 and 2 are computed and the basis for each adjustment. Please revise your disclosures, accordingly.
- Also, it appears that certain adjustments are combined on the face of the pro forma financial statements. Please revise so that each adjustment disclosed in the notes is easily cross-referenced to the business combination adjustments column of the pro forma financial statements.
- In addition, you disclose the present value of sellers' notes in Notes 1 and 3. Please disclose your basis for recording the amounts at present value under ASC 805 and disclose the methodology and assumptions used in your calculation.
- Where you disclose that a revaluation was performed or disclose the value of an instrument, please describe your basis for the revaluation or value and show the methodology and assumptions used in determining the valuation.

We may have further comments after reviewing your revised disclosures in the pro forma financial statements and related notes.

14. Refer to your disclosure in Notes 4 and 5. Please revise your disclosure, and explain to us, how these transactions are directly attributable to the Merger and expected to have a continuing impact as required by Article 11 of Regulation S-X.

15. Please disclose the accounting treatment of the earnout payment shares and 1.5 million restricted shares disclosed in the introductory section.

Notes to Unaudited Pro Forma Condensed Combined Income Statement

16. Please revise your disclosure in Note 1 to explain what is meant by the term "transaction price per share" and your basis for using this price as it relates to your accounting treatment of the restricted shares.

17. Please revise Note 2 to clarify that the adjustment is based as if the notes were in place at the beginning of 2012.

18. Please refer to Note 3. Please explain to us the consideration given to the escrowed shares in your calculation of basic net loss per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen at (202) 551- 3652 or Donald Abbott at (202) 551- 3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154